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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Corrpro Companies, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

220317107

(Cusip Number)

Jay I. Applebaum
Wingate Management Limited III, LLC
750 North St. Paul Street
Suite 1200
Dallas, Texas 75201
(214) 720-1313

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 220317107			Page 2 of 20

1.	Name of Reporting Person: CorrPro Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,113,744

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,113,744

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 3 of 20

1.	Name of Reporting Person: Wingate Partners III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,113,744

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,113,744

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 4 of 20

1.	Name of Reporting Person: Wingate Management Company III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,113,744

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,113,744

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 5 of 20

1.	Name of Reporting Person: Wingate Management Limited III, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,113,744

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 12,113,744

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 6 of 20

1.	Name of Reporting Person: Wingate Affiliates III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 392,135

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 392,135

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): PN

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 7 of 20

1.	Name of Reporting Person: Jay I. Applebaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,113,744

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,113,744

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 8 of 20

1.	Name of Reporting Person: Michael B. Decker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,113,744

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,113,744

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 9 of 20

1.	Name of Reporting Person: James A. Johnson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,113,744

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,113,744

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

CUSIP No. 220317107			Page 10 of 20

1.	Name of Reporting Person: Jason H. Reed		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,113,744

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,113,744

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,113,744

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 58.9%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 20,576,591 shares of Common Stock (as defined herein), which includes (i) 8,462,847 shares issued and outstanding as of March 30, 2004 (based on information provided by the Issuer) and (ii) 12,113,744 shares issuable upon exercise of the Warrant (as defined herein).

Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of the Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURE
Securities Purchase Agreement
Amended/Restated Articles of Incorporation
Warrant
Investor and Registration Rights Agreement
Voting Agreement
Amended/Restated Limited Liability Company Agrmt.
Joint Filing Agreement

Item 1. Security and Issuer.

     This Schedule 13D (this “Statement”) relates to the common stock, without par value (“Common Stock”), of Corrpro Companies, Inc., an Ohio corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1090 Enterprise Drive, Medina, Ohio 44256.

Item 2. Identity and Background.

     (a) This Statement is being filed on behalf of CorrPro Investments, LLC, a Delaware limited liability company (“CPI”), Wingate Partners III, L.P., a Delaware limited partnership (“WPIII”), Wingate Management Company III, L.P., a Delaware limited partnership (“WMC”), Wingate Management Limited III, LLC, a Delaware limited liability company (“WML”), Wingate Affiliates III, L.P., a Delaware limited partnership (“Affiliates”), Jay I. Applebaum, Michael B. Decker, James A. Johnson and Jason H. Reed (collectively, the “Reporting Persons”).

     Affiliates and WPIII are members of CPI. WMC is the general partner of WPIII. WML is the general partner of WMC and Affiliates. Each of Messrs. Applebaum, Decker and Johnson is a Principal and Manager of WML, and Mr. Reed is a Vice President and Manager of WML. Messrs. Applebaum, Johnson and Reed serve as directors of the Issuer. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the securities reported herein, and this Statement shall not be deemed to be an admission that any of the Reporting Persons is a member of such a group.

     (b) The principal business address of each of the Reporting Persons is 750 North St. Paul Street, Suite 1200, Dallas, Texas 75201.

     (c) The principal business of CPI is owning and holding stock, warrants and other debt or equity securities of the Issuer. Each of WPIII and Affiliates is a private investment firm. The principal business of WMC is serving as the general partner of WPIII. The principal business of WML is serving as the general partner of Affiliates and WMC and the entity with which WPIII contracts to manage the affairs of WPIII. The principal business of each of Messrs. Applebaum, Decker, Johnson and Reed is managing the affairs of WML and its affiliates.

     (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of CPI, WPIII, WMC, WML and Affiliates is organized under the laws of the State of Delaware. Each of Messrs. Applebaum, Decker, Johnson and Reed is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 30, 2004, CPI purchased 13,000 shares of Series B Cumulative Redeemable Voting Preferred Stock, without par value (“Series B Preferred Stock”), of the Issuer and a warrant to purchase 12,113,744 shares (subject to adjustment upon the occurrence of certain anti-dilution events, as described below) of Common Stock at an exercise price of $0.001 per share (the “Warrant”) for aggregate consideration of $13,000,000. The source of the consideration paid by CPI for the shares of Series B Preferred Stock and the Warrant was contributions from the members of CPI.

Item 4. Purpose of the Transaction.

     On December 15, 2003, CPI and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) in connection with the Issuer’s plan to recapitalize and refinance its obligations under its then-outstanding senior credit facility and Senior Notes due 2008. Under the Securities Purchase Agreement, CPI agreed to purchase 13,000 shares of Series B Preferred Stock and the Warrant for aggregate consideration of $13,000,000, subject to the terms and conditions set forth in the Securities Purchase Agreement, including, without limitation, the approval by the shareholders of the Issuer of the transactions contemplated by the Securities Purchase Agreement. A copy of the Securities Purchase Agreement is attached hereto as Exhibit A. On March 16, 2004, the shareholders of the Issuer approved the transactions contemplated by the Securities Purchase Agreement, and CPI and the Issuer consummated the transactions contemplated by the Securities Purchase Agreement on March 30, 2004.

     The terms of the Series B Preferred Stock provide that the holders of Series B Preferred Stock have the right to appoint a majority of the full Board of Directors of the Issuer for so long as at least 40% of the shares of Series B Preferred Stock issued to CPI on March 30, 2004 remain outstanding. In connection with the transactions contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer increased its size from seven to nine members, and Michael K. Baach and David H. Kroon resigned from the Board of Directors of the Issuer. Upon the effectiveness of the resignations of Messrs. Baach and Kroon, the members of the Board of Directors of the Issuer were C. Richard Lynham, Harry W. Millis, Neal R. Restivo, Joseph W. Rog and Warren F. Rogers. Upon consummation of the transactions contemplated by the Securities Purchase Agreement, CPI elected Messrs. Applebaum, Johnson, Reed, Lynham and Millis as designees of the Series B Preferred Stock on the Board of Directors of the Issuer pursuant to the terms of the Series B Preferred Stock, and Messrs. Restivo, Rog and Rogers continued to serve in their current positions on the Board of Directors of the Issuer. Mr. Johnson was subsequently elected as Chairman of the Board of Directors of the Issuer.

     CPI acquired the shares of Series B Preferred Stock and the Warrant for investment purposes. Depending upon the business, prospects and financial condition of the Issuer, general market and/or economic conditions and/or other various factors and circumstances, each of the Reporting Persons may from time to time acquire securities of the Issuer, including, without limitation, through the receipt of dividends on the Series B Preferred Stock, through the exercise, in whole or in part, of the Warrant, by way of distribution from a Reporting Person to another Reporting Person, or otherwise, and/or sell, transfer or otherwise dispose of all or a portion of the securities of the Issuer held by such Reporting Person, including, without limitation, in open market transactions pursuant to a registered public offering or otherwise, in privately negotiated transactions, by way of distribution, or otherwise.

     Except as described herein, the Reporting Persons do not currently have any proposals or plans that relate to or would result in the occurrence of any transaction or event described in Item 4(a) – (j) of Schedule 13D. Notwithstanding the foregoing, CPI, as the holder of all of the issued and outstanding shares of Series B Preferred Stock, has the right to appoint a majority of the full Board of Directors of the Issuer for so long as at least 40% of the shares of Series B Preferred Stock issued to CPI on March 30, 2004 remain outstanding, and, in addition to Messrs. Lynham and Millis, has designated Messrs. Applebaum, Johnson and Reed as members of the Board of Directors of the Issuer. Messrs. Applebaum, Johnson and Reed, in their capacity as members of the Board of Directors of the Issuer, may from time to time develop and/or discuss proposals or plans that relate to or would result in the occurrence of any transaction or event described in Item 4(a) – (j) of Schedule 13D.

     The responses set forth in Item 3 and Item 6 of this Statement are incorporated by reference in response to Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer.

     (a) CPI is the record holder of 12,113,744 shares (subject to adjustment upon the occurrence of certain anti-dilution events) of Common Stock, which shares may be acquired by CPI within 60 days of March 30, 2004 upon exercise of the Warrant and represent approximately 58.9% of the shares of Common Stock issued and outstanding on March 30, 2004 (based on information provided by the Issuer and assuming that CPI exercised the Warrant in full on March 30, 2004). Each of the other Reporting Persons may be deemed to be the indirect beneficial owner of the shares of Common Stock that may be acquired by CPI upon exercise of the Warrant. Pursuant to Section 3.16 of the Amended and Restated Limited Liability Company Agreement of CPI (the “LLC Agreement”), (i) Affiliates, in its capacity as a member of CPI, may acquire direct beneficial ownership of 392,135 of such shares within 60 days of March 30, 2004 and (ii) WPIII, in its capacity as a member of CPI, may acquire direct beneficial ownership of 9,337,967 of such shares within 60 days of March 30, 2004.

     (b) Each of CPI, WPIII, WMC and WML may be deemed to have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 12,113,744 shares of Common Stock that may be acquired by CPI upon exercise of the Warrant. Affiliates may be deemed to have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 392,135 shares of Common Stock that may be acquired by Affiliates pursuant to Section 3.16 of the LLC Agreement. Each of Messrs. Applebaum, Decker, Johnson and Reed may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 12,113,744 shares of Common Stock that may be acquired by CPI upon exercise of the Warrant.

     (c) Except as described herein, no transactions in the Common Stock were effected by any of the Reporting Persons during the past 60 days.

     (d) Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer identified in this Statement.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Set forth below is a description of contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer. The responses set forth in Item 3 and Item 4 of this Statement are incorporated by reference in response to Item 6 of this Statement.

Series B Preferred Stock

     The following description of certain terms and provisions of the Series B Preferred Stock is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation of the Issuer (the “Amended Articles”) attached hereto as Exhibit B.

     Rank. The Series B Preferred Stock ranks, with respect to the payment of dividends and rights upon liquidation, dissolution or winding-up of the Issuer, senior to the Common Stock and each other class or series of capital stock of the Issuer the terms of which do not expressly provide that such class or series ranks equal or senior to the Series B Preferred Stock with respect to the payment of dividends or rights upon liquidation, dissolution or winding-up of the Issuer.

     Dividends. The Series B Preferred Stock accrues cumulative quarterly dividends at an annual rate of 13.5%. In the event the Issuer’s EBITDA (as defined in the Amended Articles) for the twelve months preceding any quarterly dividend payment does not exceed $12.0 million, the annual dividend rate will increase to 16.5% for each subsequent calendar quarter during which the Issuer fails to meet such EBITDA threshold. Dividends on the Series B Preferred Stock are payable to each holder thereof on the last day of each calendar quarter, at the Issuer’s option, either in cash, if then permitted under the terms of the Issuer’s outstanding senior and/or subordinated indebtedness, or in additional shares of Series B Preferred Stock. Dividends payable in cash will be paid when, as and if declared by the Board of Directors of the Issuer out of funds legally available therefor. Dividends payable in shares of Series B Preferred Stock will be paid when, as and if declared by the Board of Directors of the Issuer and whether or not there are profits, surplus or other funds of the Issuer legally available therefor.

     Liquidation Preference. The liquidation preference of each share of Series B Preferred Stock is $1,000 per share, plus any accrued and unpaid dividends thereon. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the holders of Series B Preferred Stock will be entitled to receive the liquidation preference per share of Series B Preferred Stock in effect on the date of such liquidation, dissolution or winding-up, plus an amount equal to any accrued but unpaid dividends thereon as of such date before any distribution or payment is made to the holders of capital stock of the Issuer that does not rank equal or senior to the Series B Preferred Stock. Under the terms of the Series B Preferred Stock, a liquidation, dissolution or winding-up of the Issuer includes any sale, conveyance, exchange or transfer of all or substantially all of the capital stock or assets of the Issuer or a merger, consolidation or other transaction or series of related transactions in which the Issuer’s shareholders immediately prior to such transaction do not retain a majority of the voting power in the surviving entity, unless the holders of a majority of the then-outstanding shares of Series B Preferred Stock affirmatively vote or consent in writing that any such transaction shall not be treated as a liquidation, dissolution or winding-up of the Issuer.

     Redemption. The Series B Preferred Stock is redeemable at the option of the holders of a majority of the outstanding Series B Preferred Stock upon the occurrence of any of the following events with respect to the Issuer: (i) the occurrence of any change in beneficial ownership, merger, consolidation, sale or other disposition of assets, or other similar type of event that constitutes a “change of control” or similar termed event, or a breach or other triggering event, under the terms of the Issuer’s senior and/or subordinated indebtedness, (ii) the acceleration of any amounts due under the Issuer’s senior and/or subordinated indebtedness, (iii) any issuance or sale of the Issuer’s equity securities in a public or private offering resulting in aggregate net proceeds to the Issuer in excess of $20.0 million, (iv) any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, or (v) the occurrence of certain bankruptcy and insolvency events.

     In addition, if then permitted by the holders of the Issuer’s senior and/or subordinated indebtedness, the Series B Preferred Stock would be redeemable at the option of a majority of the holders of Series B Preferred Stock upon the occurrence of any of the following events with respect to the Issuer: (i) the acquisition by any person or group of 20% or more of the outstanding voting securities of the Issuer, other than through the ownership or acquisition of shares of Series B Preferred Stock, the Warrant and/or the shares of Common Stock issuable upon exercise of the Warrant, (ii) a consolidation or merger involving the Issuer, other than a consolidation or merger in which (A) the outstanding voting stock of the Issuer remains outstanding or (B) the beneficial owners of the outstanding voting stock of the Issuer immediately prior to such transaction beneficially own less than 80% of the voting stock of the surviving entity immediately following such transaction, (iii) the sale, transfer, assignment, lease, conveyance or other disposition in one or a series of transactions of in excess of 20% of the assets of the Issuer, or assets of the Issuer resulting in aggregate net proceeds to the Issuer in excess of $20.0 million, or (iv) the aggregate amount of indebtedness of the Issuer is equal to or less than $2.0 million.

     Voting Rights. Each share of Series B Preferred Stock entitles the holder thereof to vote on all matters voted on by the holders of Common Stock, voting together with the holders of Common Stock and all other voting stock of the Issuer as a single class at all annual, special and other meetings of the shareholders of the Issuer. In any vote in which the holders of Series B Preferred Stock are entitled to vote with the holders of Common Stock, each share of Series B Preferred Stock shall entitle the holder thereof to cast that number of votes equal to the quotient of (i) the product of (A) 1.0408 multiplied by (B) the total number of votes that may be cast by the holders of all Initial Issue Date Fully Diluted Voting Shares (as defined in the Amended Articles) as of the record date for such vote, divided by (ii) 13,000. As of March 30, 2004, the shares of Series B Preferred Stock held by CPI would have represented approximately 51% of the voting power of the Issuer with respect to any matter submitted to the shareholders of the Issuer for a vote. Future issuances of voting securities of the Issuer not included in the number of Initial Issue Date Fully Diluted Voting Shares will proportionately reduce the voting power of the Series B Preferred Stock.

     In addition, the approval of the holders of a majority of the outstanding Series B Preferred Stock, voting separately as a class, is required to (i) amend, modify or alter any provision of the Amended Articles or the Amended and Restated Code of Regulations of the Issuer that adversely affects the rights of the holders of the Series B Preferred Stock, (ii) consummate a merger or consolidation of the Issuer or sale of in excess of 40% of the assets of the Issuer, (iii) consummate a liquidation, dissolution, winding-up, recapitalization or reorganization of the Issuer, (iv) effect any material acquisition or series of acquisitions, joint venture or strategic alliance involving the Issuer, (v) pay any dividends or distributions on, or make any other payment in respect of, any capital stock of the Issuer, except for dividends and distributions payable (A) on the Series B Preferred Stock or on any shares of capital stock of the Issuer ranking equal or senior to the Series B Preferred Stock or (B) to the holders of Common Stock in the form of additional shares of Common Stock, (vi) authorize, designate, sell or issue any capital stock or debt securities (other than, with respect to debt securities, any senior indebtedness of the Issuer) of the Issuer and/or its subsidiaries, except for (A) issuances of shares of Common Stock after March 30, 2004 upon exercise of options or rights granted to directors, officers or employees of the Issuer under existing or future option plans of the Issuer, provided that the aggregate amount of such issuances does not exceed 15% of the Initial Issue Date Fully Diluted Voting Shares, and (B) issuances of Common Stock upon exercise of the Existing Warrants (as defined in the Amended Articles), the Lender Warrants (as defined in the Amended Articles) or the Warrant, or (vii) redeem or purchase any capital stock of the Issuer, except for (A) redemptions of Series B Preferred Stock contemplated by the terms of the Amended Articles and (B) payments to ACS (as defined below) upon exercise of its right to require the Issuer to redeem or repurchase the Lender Warrants or the shares of Common Stock issuable upon exercise thereof.

     Board Representation. The terms of the Series B Preferred Stock provide that for so long as at least 40% of the shares of Series B Preferred Stock issued to CPI on March 30, 2004 remain outstanding, the holders of Series B Preferred Stock will have the right to appoint a majority of the full Board of Directors of the Issuer.

     Preemptive Rights. The terms of the Series B Preferred Stock provides that the Issuer generally may not issue or sell any capital stock or debt securities unless prior to such issuance or sale, each holder of Series B Preferred Stock has first been given the opportunity to purchase, on the same terms and conditions on which such securities are proposed to be issued or sold by the Issuer, such holder’s proportionate share of 51% of the securities to be issued or sold by the Issuer.

     Holders of Series B Preferred Stock do not have preemptive rights to purchase (i) shares of Common Stock issued after March 30, 2004 upon exercise of options or rights granted to directors, officers or employees of the Issuer under existing or future option plans of the Issuer, provided that the aggregate amount of such issuances does not exceed 15% of the Initial Issue Date Fully Diluted Voting Shares, (ii) shares of Common Stock issuable upon exercise of the Existing Warrants, the Lender Warrants and the Warrant, and (iii) shares of Common Stock issuable upon conversion of convertible securities of the Issuer outstanding as of March 30, 2004.

     Transferability. Shares of Series B Preferred Stock generally may be sold or otherwise transferred to a single purchaser in one transaction involving all of the outstanding Series B Preferred Stock. Any other sale or transfer of Series B Preferred Stock must be approved by a committee of disinterested directors of the Board of Directors of the Issuer. If a committee of disinterested members of the Board of Directors of the Issuer approves all future transfers of Series B Preferred Stock, then such approval will be irrevocable and be binding upon the Issuer as to any future transfer of Series B Preferred Stock.

Warrant

     The following description of certain terms and provisions of the Warrant is qualified in its entirety by reference to the Warrant attached hereto as Exhibit C.

     The Warrant entitles CPI to purchase up to 12,113,744 shares (subject to adjustment upon the occurrence of certain anti-dilution events) of Common Stock from time to time at a purchase price of $0.001 per share. The Warrant is exercisable, in whole or in part, at any time prior to March 30, 2014.

     Under the terms of the Warrant, the Issuer is prohibited from taking actions to avoid the observance or performance of its obligations under the Warrant, including, without limitation, (i) increasing the par value of the shares of Common Stock issuable upon exercise of the Warrant above the exercise price then in effect and (ii) taking any action that results in any adjustment of the exercise price or the number of shares of Common Stock issuable upon exercise of the Warrant if the total number of shares of Common Stock or other securities of the Issuer that are issuable after such action would exceed the total number of shares of Common Stock and other securities of the Issuer then authorized by the Amended Articles.

     The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrant are subject to (i) customary anti-dilution adjustments for stock dividends, stock splits, recapitalizations and similar events, (ii) customary weighted average anti-dilution adjustments for issuances of stock options and convertible securities at prices below fair market value and (iii) customary adjustments due to business combinations and other transactions affecting the Common Stock. In addition, the number of shares of Common Stock issuable upon exercise of the Warrant will be proportionately increased if, as a result of certain anti-dilution adjustments to the Existing Warrants, the number of shares of Common Stock issuable upon exercise of the Existing Warrants increases by more than 453,186 shares of Common Stock.

Investor and Registration Rights Agreement

     In connection with the transactions contemplated by the Securities Purchase Agreement, CPI and the Issuer entered into an Investor and Registration Rights Agreement on March 30, 2004 (the “Investor Rights Agreement”). The following description of certain terms and provisions of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement attached hereto as Exhibit D.

     Under the terms of the Investor Rights Agreement, any holder of the Warrant holding at least 30% of the shares of Common Stock issued or issuable upon exercise of the Warrant (the “Warrant Shares”) has the right to require the Issuer to use its best efforts to file a registration statement with the Securities and Exchange Commission (the “SEC”) and cause such registration statement to become effective to register all or a portion of such holder’s Warrant Shares under the Securities Act of 1933, as amended (the “Securities Act”). The Investor Rights Agreement provides that the Issuer is not obligated to effect more than three such demand registrations. Additionally, at any time the Issuer proposes to file any other registration statement with the SEC (except a registration statement filed on Form S-8 or Form S-4 or any successor form thereto), the holders of Warrant Shares have the right to request that the Issuer register all or a portion of such holder’s Warrant Shares as a selling stockholder on any such registration statement. Under the Investor Rights Agreement, if Warrant Shares are proposed to be included in a registration made pursuant to an underwritten offering, the underwriters for such underwritten offering have the right, subject to certain conditions, to limit the number of Warrant Shares included in any such registration.

     The Investor Rights Agreement provides that all fees, costs and expenses incurred in connection with a registration of Warrant Shares will generally be borne by the Issuer. Under the Investor Rights Agreement, the Issuer has agreed to indemnify the holders of Warrant Shares against, and provide contribution with respect thereto, certain liabilities relating to any registration in which any such Warrant Shares are sold under the Securities Act.

     The Investor Rights Agreement also provides that any holder of Warrant Shares who is the beneficial owner of at least 5% of the then-outstanding Common Stock will have the right to obtain certain financial and other information from the Issuer. In addition, for so long as the number of Warrant Shares is equal to or in excess of 10% of the then-outstanding Common Stock, the holders of a majority of the Warrant Shares will be entitled to have a non-voting observer attend all meetings of the Board of Directors of the Issuer.

     The Investor Rights Agreement further provides that for so long as CPI is the record holder of all the shares of the Series B Preferred Stock issued to CPI on March 30, 2004, CPI will not vote any Warrant Shares on any matter voted upon by the holders of Common Stock. In addition, the Investor Rights Agreement provides that for so long as CPI is the record holder of at least 40% of the shares of Series B Preferred Stock issued to CPI on March 30, 2004, the Issuer will, upon written notice from CPI, take all action necessary to cause the authorized number of members of the Board of Directors of the Issuer to be increased or decreased to that number requested by CPI.

Voting Agreement

     In connection with the Issuer’s plan to recapitalize and refinance its obligations under its outstanding senior credit facility and Senior Notes due 2008, the Issuer entered into a Note and Equity Purchase Agreement (the “Note Purchase Agreement”) with American Capital Strategies, Ltd., a Delaware corporation (“ACS”), on March 30, 2004. Under the terms of the Note Purchase Agreement, ACS purchased $14,000,000 of Senior Secured Subordinated Notes of the Issuer and a warrant to purchase 3,936,967 shares (subject to adjustment for certain anti-dilution events) of Common Stock.

     In connection with the Note Purchase Agreement, CPI and ACS entered into a Voting Agreement on March 30, 2004 (the “Voting Agreement”). The terms of the Voting Agreement provide that for so long as ACS is a member of CPI, CPI must vote its equity securities of the Issuer in favor of any action reasonably requested by ACS to effect the election of ACS’s designee as a member of the Board of Directors of the Issuer. The foregoing description of the terms and provisions of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement attached hereto as Exhibit E. Notwithstanding its obligations under the Voting Agreement, CPI expressly disclaims membership in a “group” with ACS under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock reported herein.

Amended and Restated Limited Liability Company Agreement of CPI

     The following description of certain terms and provisions of the LLC Agreement is qualified in its entirety by reference to Sections 3.15 and 3.16 of the LLC Agreement attached hereto as Exhibit F.

     Section 3.15 of the LLC Agreement provides that each of the members of CPI has the right to exercise, or to cause CPI to exercise, its pro rata percentage of the preemptive rights held by CPI in its capacity as a holder of Series B Preferred Stock, which preemptive rights are described under the heading “Series B Preferred Stock – Preemptive Rights” above. If any member elects to neither purchase nor have CPI purchase any of such member’s pro rata portion of the securities subject to the preemptive right, each of the other members, pro rata or as they may otherwise agree, may elect to either purchase or have CPI purchase any or all of that portion of the remaining securities subject to the preemptive right.

     Section 3.16 of the LLC Agreement provides that each member shall have the right to purchase (or cause CPI to purchase) such member’s pro rata share of the Warrant. Each member shall have rights to purchase (or cause CPI to purchase) only such member’s pro rata share of the Warrant, and once any member has purchased (or caused CPI to purchase) all of such member’s pro rata share of the Warrant, such member shall no longer have any rights related to the Warrant. If all the shares underlying the Warrant have not been purchased by the members and/or CPI on or before the date that is ninety (90) days prior to the expiration of the Warrant, each member not having already purchased (or caused CPI to purchase) all of such member’s share of the Warrant may elect to either purchase or have CPI purchase the balance of such member’s pro rata portion of the Warrant. If any member elects to neither purchase nor have CPI purchase all of such member’s pro rata portion of the Warrant, each of the remaining members, pro rata or as they may otherwise agree, may elect to either purchase or have CPI purchase any or all of that portion of the remaining Warrant.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Securities Purchase Agreement, dated as of December 15, 2003, by and between CPI and the Issuer.

Exhibit B	Amended and Restated Articles of Incorporation of the Issuer.

Exhibit C	Warrant, dated as of March 30, 2004, issued to CPI by the Issuer.

Exhibit D	Investor and Registration Rights Agreement, dated as of March 30, 2004, by and between CPI and the Issuer.

Exhibit E	Voting Agreement, dated as of March 30, 2004, by and between CPI and ACS.

Exhibit F	Sections 3.15 and 3.16 of the Amended and Restated Limited Liability Company Agreement of CPI, dated as of March 30, 2004.

Exhibit G	Joint Filing Agreement, dated as of April 8, 2004, by and among CPI, WPIII, WMC, WML and Affiliates.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2004

CORRPRO INVESTMENTS, LLC

	By:	Wingate Partners III, L.P.,
its authorized member

	By:	Wingate Management Company III, L.P.,
its general partner

	By:	Wingate Management Limited III, LLC,
its general partner

	By:	/s/ Jay I. Applebaum

Jay I. Applebaum
Principal

WINGATE PARTNERS III, L.P.

	By:	Wingate Management Company III, L.P.,
its general partner

	By:	Wingate Management Limited III, LLC,
its general partner

	By:	/s/ Jay I. Applebaum

Jay I. Applebaum
Principal

WINGATE MANAGEMENT COMPANY III, L.P.

	By:	Wingate Management Limited III, LLC,
its general partner

	By:	/s/ Jay I. Applebaum

Jay I. Applebaum
Principal

WINGATE MANAGEMENT LIMITED III, LLC

By:	/s/ Jay I. Applebaum

Jay I. Applebaum
Principal

WINGATE AFFILIATES III, L.P.

By:	Wingate Management Limited III, LLC,
its general partner

By:	/s/ Jay I. Applebaum

Jay I. Applebaum
Principal

/s/ JAY I. APPLEBAUM

JAY I. APPLEBAUM

/s/ MICHAEL B. DECKER

MICHAEL B. DECKER

/s/ JAMES A. JOHNSON

JAMES A. JOHNSON

/s/ JASON H. REED

JASON H. REED